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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Benchmark Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___250 S. Park Avenue, Suite 380___
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel S. Yarbrough	(407) 960-2700	dyarbrough@bmksllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Scharf, Pera & Co., PLLC___
(Name – if individual, state last, first, and middle name)

4600 Park Road, Suite 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

09/18/2003	28
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel S. Yarbrough _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benchmark Securities, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Natalya Cody-Rapport
My Commission HH 754361
Expires 1/8/2030

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Benchmark Securities, LLC

Statement of Financial Condition

Year Ended December 31, 2025



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Managing Members of Benchmark Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Securities, LLC, as of December 31, 2025, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of Benchmark Securities, LLC, as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Benchmark Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Scharf Pera & Co, PLLC

Scharf Pera & Co., PLLC
We have served as Benchmark Securities, LLC's auditor since 2012
Charlotte, North Carolina
February 25, 2026

Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets:

Cash	$	305,706
Deposits with clearing organization (cash)		10,592,692
Receivables from clearing organization		5,512,247
Securities owned:		
Marketable, at market value		94,288,208
Accrued interest on bonds		1,188,630
Property and equipment, at cost		
less accumulated depreciation of $124,774		55,860
Right-of-use assets		1,256,957
Other assets		55,414
		$ 113,255,714

Liabilities:

Commissions payable and other accrued expenses	$	2,176,115
Payable to clearing organization		94,031,008
Securities sold short:		
Marketable, at market value		3,070,743
Accrued interest on bonds sold short		36,592
Operating lease liabilities		1,099,908
		100,414,366
Member's equity:		12,841,348
		$ 113,255,714

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011 and, as of June 1, 2021, is wholly-owned by BMKS Holdings, LLC (the "Parent") (See Note 7). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company operates as a Financial Industry Regulatory Authority ("FINRA") member, municipal bond underwriter, and market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, brokered certificates of deposit, and mortgage-backed securities. The Company specializes in municipal financings and secondary municipal bond and corporate bond trading. All proprietary and customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company operates pursuant to the (k)(2)(ii) exemption provision of Rule 15c3-3 and does not carry customer funds or securities.

Note 2 - Significant Accounting Policies:

Basis of presentation:
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash and cash equivalents:
The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may exceed federally insured limits at any given time.

Use of accounting estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Security transactions:
Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at fair market value.

Securities sold short consist of debt securities that the Company has sold and not yet purchased. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the securities in the market at the prevailing market price and the delivery of the securities to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the securities to when the Company purchases the securities in the market to cover the short sale.

Revenue recognition:
The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a trade-date basis.

Note 2 - Significant Accounting Policies (continued):

Property and equipment:
Property and equipment are recorded at cost and consist of computers, computer monitors and printers, and office furniture and equipment. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. All repairs and maintenance costs are expensed as incurred.

Clearing organization:
The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all securities transactions and maintains customer accounts.

The Company is required to maintain certain deposit levels with the clearing organization. As of December 31, 2025, the Company had deposit levels with the clearing organization exceeding the required amount of $500,000.

Income taxes:
The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's financial statements. All tax returns filed by the Company since 2021 are subject to U.S. federal or state income tax examinations by tax authorities.

Leases:
Effective January 1, 2019, the Company adopted ASC 842, Leases. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right-of-use ("ROU") assets and lease liabilities for the Company's operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less and recognize lease payments for those short-term leases on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments

Note 2 - Significant Accounting Policies (continued):

Leases (continued):
over the lease term. The implicit rate within the Company's leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company's estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The ROU asset also includes any lease prepayments, offset by lease incentives.

Segment Reporting:
FASB ASC Topic 280, "Segment Reporting," defines operating segments as components of an enterprise for which separate financial information is evaluated by the Company's Chief Operating Decision Maker ("CODM"). The Company is engaged in a single line of business as a securities broker-dealer, and the Company has determined that it has one reportable operating segment given the Company's highly integrated operations, products and services, and regulatory environment. The segment's accounting policies are described within this note, and the segment's assets are reported as total assets on the Statement of Financial Condition.

The Company's CODM is the Company's executive management team comprised of the Chief Executive Officer, Chief Financial Officer, and Head of Sales and Trading. The CODM regularly reviews the business activities and operating results of the segment, including net income, to assess its performance. Additionally, the CODM regularly reviews the regulatory net capital levels of the segment, including against its minimum requirements, to determine whether to retain profits or to make distributions to its Parent. For more information on regulatory net capital requirements, refer to Note 9 and Schedule I.

Fair value measurement:
FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):
The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, but not limited to, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

Level 2 prices are obtained from independent, third-party valuation/pricing services.

Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Securities Owned and Securities Sold Short:

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy as of December 31, 2025:

Marketable securities owned	Level 1	Level 2	Level 3	Total
Brokered certificates of deposit	$ -	$ 10,603,756	$ -	$ 10,603,756
Corporate and asset-backed non-agency securities	-	5,765,079	-	5,765,079
Municipal securities	-	77,919,373	-	77,919,373
	$ -	$ 94,288,208	$ -	$ 94,288,208

Securities sold, not yet purchased	Level 1	Level 2	Level 3	Total
Brokered certificates of deposit	$ -	$ 15,177	$ -	$ 15,177
Corporate and asset-backed non-agency securities	-	45,899	-	45,899
Government and asset-backed agency securities	-	3,009,667	-	3,009,667
	$ -	$ 3,070,743	$ -	$ 3,070,743

Note 4 - Trading Activities and Related Risks:

The Company actively trades government, corporate, brokered certificates of deposit, municipal, and agency securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 5 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Office furniture	$ 139,237	7 years
Computer equipment	40,545	5 years
Office equipment	852	5 years
	180,634	
Less: accumulated depreciation	(124,774)	
	$ 55,860	

Depreciation expense was $28,170 for the year ended December 31, 2025 and is included in other expenses on the Statement of Income.

Note 6 - 401(k) Plan:

During 2020, the Company began a 401(k) defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make safe harbor contributions and may make additional discretionary contributions. Total Company contributions to the plan were $25,161 for the year ended December 31, 2025.

Note 7 - Member's Equity:

On June 1, 2021, the Company completed a legal entity reorganization whereby the Company became wholly-owned by the Parent, a Florida limited liability company. In this reorganization, the former members of the Company contributed and assigned all of their membership interests in the Company in exchange for membership interests of the Parent. There were no changes to the existing management or

Note 7 - Member's Equity (continued):

business operations of the Company as a result of this reorganization. As of December 31, 2021, the Company is wholly-owned by the Parent.

For the year ended December 31, 2025, the Company made member distributions of $1,510,625.

Note 8 - Commitments and Contingencies:

In January 2019, the Company adopted ASC 842, Leases. Please see Note 2 for more details on Leases.

The Company leases office space and technology under operating leases that expire at various times through 2028. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2025 are as follows:

Twelve months ended:

December 31, 2026	$	907,930
December 31, 2027		218,514
December 31, 2028		31,327
	$	1,157,771

The weighted average discount rate of the remaining leases is 6.75%.

Expenses under operating leases are $96,597 for occupancy and $1,001,151 for technology for the year ended December 31, 2025.

In the ordinary course of business, various claims and lawsuits may be brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations.

Note 9 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2025, the Company had net capital of $7,940,475, which was $7,722,073 in excess of its required net capital of $218,402. The Company's aggregate indebtedness to net capital ratio was .4126 to 1.

Note 10 - Subsequent Events:

The Company has evaluated all events and transactions through February 25, 2026, the date these financial statements were issued. On February 4, 2026, the Company made a capital distribution of $1,250,000 to the Parent, in the ordinary course of business.

There were no further material recognizable or non-recognizable subsequent events.